Exhibit 99.1

China Zenix Auto International Limited Reports

2021 Second Quarter Financial Results

ZHANGZHOU, China, August 31, 2021 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, announced its unaudited financial results for the second quarter ended June 30, 2021, today.

Financial Highlights

Second Quarter of 2021:

•	Revenue was RMB 527.2 million (US$81.7 million), up 5.0% year-over-year;

•	Sales to the Chinese OEM market increased by 10.4% year-over-year;

•	Sales of tubed steel wheels increased by 22.9% year-over-year;

•	Sales of aluminum wheels increased by 14.5% year-over-year and accounted for 13.4% total revenue; and

•	Net loss and total comprehensive loss for the second quarter of 2021 was RMB244.0 million (US$37.8 million) with basic and diluted loss per American Depositary Share (“ADS”) of RMB4.73 (US$0.73).

First Six Months of 2021:

•	Revenue was RMB924.5 million (US$143.2 million), an increase of 12.4% year-over-year as compared with RMB822.7 million in the first six months of 2020;

•	Sales of tubed steel wheels increased by 22.9% year-over-year;

•	Sales of aluminum wheels increased by 37.9% year-over-year;

•	Net loss and total comprehensive loss for the period was RMB372.5 million (US$57.7 million) with loss per ADS of RMB7.21 (US$1.12); and

•	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months were RMB677.8 million (US$105.0 million) in total.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “Our revenue increased by 5.0% in the second quarter of 2021, led by a 10.4% increase in sales to the Chinese OEM market. However, our sales into the Chinese aftermarket and international markets remained weak. Growth in China’s GDP was 7.9% year-over-year in the second quarter of 2021, as compared with 18.3% year-over-year in the first quarter of 2021.”

Mr. Gao further commented, “Higher raw material costs for metal were primary contributors to our losses in the results of the second quarter and first six months of 2021. Our sales of aluminum wheels increased by almost 37.9% in the first six months of 2021 as we increased our operation scale in that segment and benefited from the economy of scale. In addition, there is a continuing trend toward the purchase of less expensive wheels.”

“On August 10, 2021, the Board of Directors received a preliminary, non-binding proposal to take the Company private from Mr. Jianhui Lai, the Company’s Chairman and Chief Executive Officer, and Newrace Limited, a company wholly owned by him at a proposed purchase price of US$0.9 per ADS (or US$0.225 per Share). The Board of Directors has established a special committee comprising of independent and disinterested directors to evaluate this proposal.” Mr. Gao noted.

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We had bank balances and cash of RMB434.3 million (US$67.3 million) plus RMB210.0 million (US$32.5 million) of fixed bank deposits as at June 30, 2021. We invested less than $1 million in the purchase of new plant, property and equipment in the six months ended June 30, 2021.”

2021 Second Quarter Results

Revenue for the second quarter was RMB527.2 million (US$81.7 million) as compared to RMB502.0 million in the second quarter of 2020. The increase in revenue on a year-over-year basis was mainly attributable to increase in sales to the Chinese OEM market, increase in average selling price, and a slower rate of contraction in the domestic aftermarket segment and international markets.

Sales to the Chinese OEM market were RMB383.3 million (US$59.4 million) as compared to RMB347.3 million in the same quarter of 2020. Total unit sales in the OEM market increased by 3.5% year-over-year as compared to the same in the second quarter of 2020.

Aftermarket sales in China were RMB110.6 million (US$17.1 million) as compared to RMB119.1 million in the second quarter of 2020. Total unit sales in the aftermarket decreased by 7.0% year-over-year. Increase in new vehicle sales and slowdown in infrastructure projects negatively impacted overall market for aftermarket sales in China but the market contracted at a slower rate in the second quarter of 2021.

International sales were RMB33.3 million (US$5.2 million) as compared to sales of RMB35.6 million in the same quarter of 2020. Total unit sales in the international markets decreased by 6.1% year-over-year as compared to the same in the second quarter of 2020.

In the second quarter of 2021, domestic OEM sales, domestic aftermarket sales and international sales contributed 72.7%, 21.0% and 6.3% of revenue, respectively.

Sales of tubed steel wheels comprised 35.1% of the revenue of the second quarter of 2021 as compared to 30.0% in the same quarter of 2020. Tubeless steel wheel sales represented 48.7% of the revenue of the second quarter of 2021 as compared to 54.8% in the same quarter of 2020. Sales of aluminum wheels accounted for 13.4% of the revenue of the second quarter of 2021 as compared to 12.3% in the same quarter of 2020.

Gross loss of the second quarter of 2021 was RMB82.3 million (US$12.7 million) as compared to a gross loss of RMB4.2 million in the same quarter of 2020. The increase in gross loss was mainly due to a significant increase of raw material cost, namely steel and aluminum, which offset the increase in our product prices.

Selling and distribution costs increased by 2.9% year-over-year to RMB38.9 million (US$6.0 million) in the second quarter of 2021, as compared to RMB37.8 million in the second quarter of 2020. The increase in selling and distribution costs was primarily due to higher advertising and promotion costs in the second quarter of 2021 as compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 7.4% in the second quarter of 2021, as compared to 7.5% in the same quarter a year ago.

Research and development (“R&D”) expenses increased by 9.1% year-over-year to RMB19.9 million (US$3.1 million) in the second quarter of 2021, as compared to RMB18.3 million in the second quarter of 2020. R&D expenses, as a percentage of revenue, were 3.8% in the second quarter of 2021 and 3.6% in the same quarter a year ago. The increase in R&D expenses as a percentage of revenue was primarily due to increase of raw material costs in the second quarter of 2021 as compared to the same quarter last year. The Company maintains its R&D initiatives for new product development associated with new material development, new product design, and new production equipment development.

Administrative expenses of RMB31.3 million (US$4.9 million) in the second quarter of 2021 decreased by 1.3% year-over-year as compared to RMB31.7 million in the second quarter of 2020. The decrease of administrative expenses in the second quarter of 2021 as compared with that in the same quarter last year was primarily due to our cost control measures. As a percentage of revenue, administrative expenses were 5.9% in the second quarter of 2021 as compared to 6.3% in the second quarter of 2020. Such decrease reflected the higher revenue and lower expenses in the second quarter of 2021 as compared to the same quarter last year.

Net loss and total comprehensive loss were RMB244.0 million (US$37.8 million) in the second quarter of 2021 as compared to net loss and total comprehensive loss of RMB78.6 million in the same quarter of 2020.

Basic and diluted loss per ADS were RMB4.73 (US$0.73) in the second quarter of 2021 as compared to basic and diluted loss per ADS of RMB1.52 in the second quarter of 2020.

In the second quarter of 2021, the Company recorded net cash outflow from operating activities of RMB74.8 million (US$11.6 million) as compared with a net cash outflow of RMB150.0 million in the second quarter of 2020. Capital expenditure for the purchase of property, plant and equipment in the second quarter of 2021 was RMB2.0 million (US$0.3 million) as compared with RMB35.2 million in the second quarter of 2020. Quick ratio in the second quarter of 2021 was 1.01.

During the second quarters of 2021 and 2020, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2021 First Six Months Results

Revenue for the first six months ended June 30, 2021 was RMB924.5 million (US$143.2 million) as compared with RMB822.7 million in the first six months of 2020.

Sales to the Chinese OEM market increased by 28.6% year-over-year to RMB663.2 million (US$102.7 million) in the first six months of 2021 and represented 71.7% of revenue. Aftermarket sales decreased by 9.3% year-over-year to RMB203.1 million (US$31.5 million) in the first six months of 2021 and represented 22.0% of revenue. International sales decreased by 30.0% year-over-year to RMB58.2 million (US$9.0 million) in the first six months of 2021 and represented 6.3% of revenue.

Sales of tubed steel wheels in the first six months of 2021 increased by 22.9% year-over-year as compared to that in the same period in 2020 and accounted for 36.5% of revenue. Sales of tubeless steel wheels in the first six months of 2021 increased by 0.05% year-over-year as compared to that in the same period a year ago and accounted for 45.8% of revenue. Sales of Aluminum wheels in the first six months of 2021 increased 37.9% year-over-year as compared with that in the same period a year ago and accounted for 14.0% of revenue.

Gross loss for the first six months ended June 30, 2021 was RMB144.1 million (US22.3 million) as compared with a gross loss of RMB6.3 million during the same period in 2020.

Net loss and total comprehensive loss for the first six months ended June 30, 2021 was RMB372.5 million (US$57.7 million) as compared with a net loss and total comprehensive loss of RMB139.2 million during the same period in 2020. Basic and diluted losses per ADS for the first six months ended June 30, 2021 were RMB7.21 (US$1.12) as compared with basic and diluted loss per ADS of RMB2.70 during the same period in 2020.

As of June 30, 2021, Zenix Auto had bank balances and cash of RMB434.3 million (US$67.3 million) and fixed bank deposits with a maturity period over three months of RMB210.0 million (US$32.5 million). Account receivables were RMB370.4 million (US$57.4) as compared to RMB395.2 million as of December 31, 2020. Total bank borrowings were RMB558.0 million (US$86.4 million). Total equity attributable to owners of the Company was RMB1,662.3 million (US$257.5 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Tuesday, August 31, 2021 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free), +1-201-689-8567 (International), or +86-400-120-2840 (China). Please dial in five minutes before the call starting time and ask to be connected to the “China Zenix Auto” conference call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 A.M. EDT on September 24, 2021. The dial-in details for the replay are: U.S. Toll Free Number +1-877-481-4010 and International dial-in number +1-919-882-2331 using Conference ID “42534 “.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB 6.4566 to US$1.00, the effective noon buying rate as of June 30, 2021 in The City of New York, and for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s products are primarily sold to large PRC commercial vehicle manufacturers and exported to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of June 30, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar terms. As forward-looking statements involve inherent risks and uncertainties, actual results could differ materially from those contained therein. Further information regarding these risks is included in our filings with the SEC.

The “going private” proposal submitted to the Company on August 10, 2021 constitutes only a preliminary indication of interest from its chairman and his affiliates and does not constitute any binding commitment with respect to the transaction proposed or any other transaction. No agreement, arrangement or understanding relating to any proposed transaction, will be created until such time as definitive documentation has been executed by the Company and all other appropriate parties.

There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the “going private” proposal or any other transaction, or that any such transactions will be approved or consummated.

The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss

Awaken Advisors

Tel: +1-(212) 521-4050

Email: kevin@awakenlab.com

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China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other

Comprehensive Income (Loss)

For the three months ended June 30, 2021 and 2020

(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended June 30,
	2020	2021	2021
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	501,965	527,202	81,653
Cost of sales	(506,166)	(609,474)	(94,396)

Gross loss	(4,201)	(82,272)	(12,743)
Other operating income	2,550	4,344	673
Net exchange loss	(154)	(389)	(60)
Selling and distribution costs	(37,817)	(38,901)	(6,025)
Research and development expenses	(18,254)	(19,908)	(3,083)
Administrative expenses	(31,737)	(31,313)	(4,850)
Finance costs	(6,136)	(5,397)	(836)

Loss before taxation	(95,749)	(173,836)	(26,924)
Income tax credit (expense)	17,145	(70,175)	(10,869)

Loss and total comprehensive loss for the period	(78,604)	(244,011)	(37,793)

Loss per share
Basic	(0.38)	(1.18)	(0.18)

Diluted	(0.38)	(1.18)	(0.18)

Loss per ADS
Basic	(1.52)	(4.73)	(0.73)

Diluted	(1.52)	(4.73)	(0.73)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other

Comprehensive Income (Loss)

For the six months ended June 30, 2021 and 2020

(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Six Months Ended June 30,
	2020	2021	2021
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	822,748	924,482	143,184
Cost of sales	(829,040)	(1,068,571)	(165,501)

Gross loss	(6,292)	(144,089)	(22,317)
Other operating income	5,609	7,556	1,170
Net exchange loss	(82)	(404)	(63)
Selling and distribution costs	(63,382)	(73,534)	(11,389)
Research and development expenses	(30,109)	(38,310)	(5,933)
Administrative expenses	(62,954)	(68,972)	(10,682)
Finance costs	(12,121)	(11,104)	(1,720)

Loss before taxation	(169,331)	(328,857)	(50,934)
Income tax credit (expense)	30,163	(43,600)	(6,753)

Loss and total comprehensive loss for the period	(139,168)	(372,457)	(57,687)

Loss per share
Basic	(0.67)	(1.80)	(0.28)

Diluted	(0.67)	(1.80)	(0.28)

Loss per ADS
Basic	(2.70)	(7.21)	(1.12)

Diluted	(2.70)	(7.21)	(1.12)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31 2020	June 30 2021	June 30 2021
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	90,351	194,498	30,124
Trade and other receivables and prepayments	617,328	577,857	89,499
Pledged bank deposits	26,000	33,500	5,188
Fixed bank deposits with maturity period over three months	290,000	210,000	32,525
Bank balances and cash	616,290	434,283	67,262

Total current assets	1,639,969	1,450,138	224,598

Non-Current Assets
Property, plant and equipment	960,453	970,956	150,382
Right-of-use assets	348,174	343,461	53,195
Long-term prepayment	12,000	10,000	1,549
Deferred tax assets	117,846	74,532	11,544
Investment in a joint venture	—	3,000	465
Intangible assets	17,000	17,000	2,632
Deposits paid for acquisition of property, plant and equipment	62,083	—	—

Total non-current assets	1,517,556	1,418,849	219,767

Total assets	3,157,525	2,869,087	444,365

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	489,380	573,511	88,826
Bank borrowings	558,000	558,000	86,423

Total current liabilities	1,047,380	1,131,511	175,249

Deferred tax liabilities	70,111	70,397	10,903
Deferred income	5,310	4,912	761

Total non-current liabilities	75,421	75,309	11,664

Total liabilities	1,122,801	1,206,820	186,913

EQUITY
Share capital	136	136	21
Paid in capital	392,076	392,076	60,725
Reserves	1,642,512	1,270,055	196,706

Total equity attributable to owners of the company	2,034,724	1,662,267	257,452

Total equity and liabilities	3,157,525	2,869,087	444,365

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended June 30, 2021

(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	June 30, 2021
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(173,836)	(26,924)
Adjustments for:
Amortization of prepaid lease payment	2,357	365
Depreciation of property plant and equipment	29,253	4,530
Release of deferred income	(199)	(31)
Finance cost	5,397	836
Interest income	(1,962)	(304)

Operating cash flows before movements in working capital	(138,990)	(21,528)

Increase in inventories	(23,763)	(3,680)
Decrease in trade and other receivables and prepayments	4,290	664
Increase in trade and other payables and accruals	81,493	12,622

Cash used in operations	(76,970)	(11,922)
Interest received	2,163	335

NET CASH USED IN OPERATING ACTIVITIES	(74,807)	(11,587)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,990)	(308)
Investment in a joint venture	(3,000)	(465)
Withdrawal of pledged bank deposits	110,000	17,037
Placement of pledged bank deposits	(118,500)	(18,353)
Placement of fixed bank deposits with maturity periods over three months	(130,000)	(20,134)
Withdrawal of fixed bank deposits with maturity periods over three months	130,000	20,134

NET CASH USED IN INVESTING ACTIVITIES	(13,490)	(2,089)

FINANCING ACTIVITIES
Interest paid	(5,775)	(894)

NET CASH USED IN FINANCING ACTIVITIES	(5,775)	(894)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(94,072)	(14,570)
Cash and cash equivalents at beginning of the year	528,203	81,808
Effect of foreign exchange rate changes	152	24

Cash and cash equivalents at end of the year	434,283	67,262

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2021

(RMB and US$ amounts expressed in thousands)

	Six Months Ended
	June 30, 2021
	RMB’000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(328,857)	(50,934)
Adjustments for:
Amortization of prepaid lease payments	4,713	730
Depreciation of property plant and equipment	58,779	9,104
Release of deferred income	(398)	(62)
Finance costs	11,104	1,720
Loss on disposal of property, plant and equipment	17	3
Interest income	(4,341)	(672)

Operating cash flows before movements in working capital	(258,983)	(40,111)

Increase in inventories	(104,147)	(16,130)
Decrease in trade and other receivables and prepayments	41,053	6,358
Increase in trade and other payables and accruals	83,837	12,985

Cash used in operations	(238,240)	(36,898)
Interest received	4,695	727

NET CASH USED IN OPERATING ACTIVITIES	(233,545)	(36,171)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,819)	(437)
Investment in a joint venture	(3,000)	(465)
Withdrawal of pledged bank deposits	260,000	40,269
Placement of pledged bank deposits	(267,500)	(41,430)
Proceeds on disposal of property, plant and equipment	26	4
Deposits paid for acquisition of property, plant and equipment	(3,720)	(576)
Placement of fixed bank deposits with maturity periods over three months	(210,000)	(32,525)
Withdrawal of fixed bank deposits with maturity periods over three months	290,000	44,915

NET CASH FROM INVESTING ACTIVITIES	62,987	9,755

FINANCING ACTIVITIES
New bank borrowings raised	340,000	52,659
Repayment of bank borrowings	(340,000)	(52,659)
Interest paid	(11,513)	(1,783)

NET CASH USED IN FINANCING ACTIVITIES	(11,513)	(1,783)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(182,071)	(28,199)
Cash and cash equivalents at beginning of the year	616,290	95,451
Effect of foreign exchange rate changes	64	10

Cash and cash equivalents at end of the year	434,283	67,262